February 10, 2009

Via EDGAR and Overnight Mail

Jeffrey Riedler, Esq.
Nandini Acharya, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	Cellegy Pharmaceuticals, Inc. Registration Statement on Form S-4/A Filed January 12, 2009 File No. 333-155322

Dear Mr. Rielder and Ms. Acharya:

Cellegy Pharmaceuticals, Inc. (“Cellegy” or the “Company”) is submitting this letter in response to comments raised in the Staff’s letter to Cellegy dated February 9, 2009 (the “SEC Comment Letter”) regarding your review of Amendment No. 2 to the above-referenced registration statement on Form S-4/A filed by Cellegy on February 4, 2009 relating to its proposed merger transaction with Adamis Pharmaceuticals, Inc. (“Adamis”) and Cellegy’s annual meeting of stockholders.  In this letter, we have included each comment from the SEC Comment Letter in italics followed by our response.  We welcome any questions you may have about our responses.

Form S-4/A

Adamis’ Business, page 75

Adamis Labs, page 76

1.	We note your disclosure that the following Adamis products are currently sold commercially and available by prescription:

•	AeroHist® Caplets
•	AeroHist® Plus Caplets
•	AeroKid® Oral Liquid
•	AeroOtic® HC Ear Drops
•	Allergy Extracts
•	Prelone

We note that two component ingredients of the above products, phenylephrine hydrochloride and chlorpheniramine maleate are listed in the Code of Federal Regulations Title 21, Part 341 (sec. 341.20) Cold, Allergy Bronchodialator and Antiasthmatic Drug Products for Over the Counter Human Use.  However, it does not appear that the combination ingredients were listed.  Additionally, as some of the products appear to be extended release formulations, it appears that a New Drug Application was required.  Please tell us when Adamis received FDA approval for these products.  If FDA approval was obtained by HVG or the third party HGV acquired these products from, please tell us the name of the third party.  Additionally, tell us when any NDAs were filed and which party filed each NDA.

Response to Comment 1

1.    Please be advised that combination of ingredients are permitted under the Over-the-Counter Monograph for Cold, Cough, Allergy and Bronchodilator and Antiasthmatic Drug Products.  Specifically, 21 CFR 341.40(b) permits the combination of an antihistamine (chlorpheniramine maleate) with a nasal decongestant (phenylephrine hydrochloride).  A copy of the CFR section is supplementally provided for your review.

2.    Please be advised that Prelone (prednisolone) Syrup is the subject of an approved Abbreviated New Drug Application ANDA No. 40-401 held by Hi-Tech Pharmacal.  A copy of the listing from FDA's Approved Drug Products List with Therapeutic Equivalence Evaluations (the FDA's "Orange Book") is supplementally provided for your review.  The product is distributed by Adamis.  The other products have been marketed for many years and are similarly situated to products marketed by many companies that are marketed without an approved new drug application or abbreviated new drug application.  The products are registered with FDA.  A copy of the listing from FDA's National Drug Code Directory is supplementally provided for your review.  (The NDC Directory can be accessed via the FDA http://www.accessdata.fda.gov/scripts/cder/ndc/getlblcode.cfm site.)  Such products are marketed in accordance with the Agency's enforcement discretion under the FDA Compliance Policy Guide for Marketed Unapproved Drugs issued in June 2006.  A copy of the FDA's Compliance Policy Guide is supplementally provided for your review.  If and when FDA issues a Federal Register Notice outlining revised conditions for marketing and calling for the submission of an application for these cough/cold combination products, Adamis will take action, as necessary and appropriate at that time, to comply with the conditions set forth in the Federal Register Notice.

In connection with responding to your comments, the undersigned acknowledges that:

•	Cellegy is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Cellegy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (215) 529-6084, or our attorney Kevin Kelso, at Weintraub Genshlea Chediak, at (916) 558-6110, if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ Robert J. Caso
Robert J. Caso, Chief Financial Officer